The Taiwan Fund, Inc.

c/o State Street Bank and Trust Company

2 Avenue de Lafayette

P.O. Box 5049

Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

December 21, 2012

U.S. Securities & Exchange Commission

Office of the Chief Accountant

Ms. Christina L. DiAngelo

100 F Street, NE

Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.

File No. 811-04893

Dear Ms. DiAngelo:

This letter responds to the comments provided by the Securities and Exchange Commission (the “SEC”) by telephone on November 20, 2012 for The Taiwan Fund, Inc. (the “Registrant”).

August 31, 2012 Annual Report

1.	SEC Comment: On page 16, remove the “Ratio of expenses before fee waiver, excluding stock dividend tax expense” from the table pursuant to Item 4, Instruction 16 of Form N-2. You may put the information in a footnote.

Response: In future shareholder reports, the Registrant will remove the “Ratio of expenses before fee waiver, excluding stock dividend tax expense” from the table.

2.	SEC Comment: On page 18, all securities are listed as Level 1 securities. Please confirm that there were no Level 2 or Level 3 securities during the year.

Response: The Registrant confirms that there were no Level 2 or Level 3 securities during the year.

*  *  *  *  *

You requested that the Registrant make certain representations concerning the comments received and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (207) 553-7131 or Tracie A. Coop at (617) 662-1745 if you have any further questions.

Regards,

/s/ Cynthia Morse-Griffin

Cynthia Morse-Griffin

Treasurer

EXHIBIT

The Taiwan Fund, Inc.

c/o State Street Bank and Trust Company

2 Avenue de Lafayette

P.O. Box 5049

Boston, MA 02206-5049

VIA EDGAR CORRESPONDENCE

December 21, 2012

U.S. Securities & Exchange Commission

Office of the Chief Accountant

Ms. Christina L. DiAngelo

100 F Street, NE

Washington, DC 20549-4720

Re:	The Taiwan Fund, Inc.

File No. 811-04893

Dear Ms. DiAngelo:

In connection with a response being made on behalf of The Taiwan Fund, Inc. (the “Registrant”) to comments you provided, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request made on November 20, 2012. Please do not hesitate to contact the undersigned at (617) 662-1745 if you have any questions concerning the foregoing.

Sincerely,

/s/ Tracie A. Coop

Tracie A. Coop

Secretary

cc: Leonard Mackey, Esq., Clifford Chance LLP

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